Filed by NTL Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(j)
of the Securities and Exchange Act of 1934

Subject Company: NTL Incorporated
Commission File No.: 000-22616

Transcript of NTL Q3 Results Conference Call prepared by Genesys Conferencing

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between NTL Incorporated (“ntl”) and Telewest, Inc. (“Telewest”), the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding Telewest’s or ntl’s future expectations, beliefs, goals or prospects constitute forward-looking statements as that term is defined in the U.S. Private Securities Litigation Reform Act of 1995. When used in this document, the words “believe”, “anticipate”, “should”, “intend”, “plan”, “will”, “expects”, “estimates”, “projects”, “positioned”, “strategy”, and similar expressions or statements that are not historical facts, in each case as they relate to ntl and Telewest, the management of either such company or the proposed transaction, are intended to identify those expressions or statements as forward-looking statements. In addition to the risks and uncertainties noted in this document, there are certain factors, risks and uncertainties that could cause actual results to differ materially from those anticipated by some of the statements made, many of which are beyond the control of ntl and Telewest. These include: (1) the failure to obtain and retain expected synergies from the proposed transaction, (2) rates of success in executing, managing and integrating key acquisitions, including the proposed acquisition, (3) the ability to achieve business plans for the combined company, (4) the ability to manage and maintain key customer relationships, (5) delays in obtaining, or adverse conditions contained in, any regulatory or third-party approvals in connection with the proposed acquisition, (6) availability and cost of capital, (7) the ability to manage regulatory, tax and legal matters, and to resolve pending matters within current estimates, (8) other similar factors, and (9) the risk factors summarized and explained in our Form 10-K. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to our most recent 10-K, 10-Q and 8-K reports.

Additional Information and Where to Find it

This filing may be deemed to be solicitation material in respect of the proposed merger of ntl and Telewest. In connection with the proposed merger, ntl and Telewest will file a joint proxy statement / prospectus with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS OF NTL AND TELEWEST ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement / prospectus will be mailed to stockholders of ntl and Telewest. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus, when it becomes available, and other documents filed by ntl and Telewest with the SEC, at the SEC’s web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, when it becomes available, and each company’s other filings with the SEC may also be obtained from the respective companies. Free copies of Telewest’s filings may be obtained by directing a request to Telewest Global, Inc., 160 Great Portland Street, London W1W 5QA, United Kingdom, Attention: Investor Relations.

Participants in the Solicitation

ntl, Telewest and their respective directors, executive officers and other members of their management and employees may be deemed to be soliciting proxies from their respective stockholders in favour of the merger. Information regarding ntl’s directors and executive officers is available in ntl’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 5, 2005. Information regarding Telewest’s directors and executive officers is available in Telewest’s proxy statement for its 2005 annual meeting of stockholders, while was filed with the SEC on April 11, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement.

NTL Q3 Results Conference Call Thursday 3rd November 2005 13:30 Hrs UK Time Chaired by Simon Duffy

Thank you operator and good morning or afternoon to all of you and welcome to our third quarter results presentation, I’m here today with Jacques () who most of you know, our CFO, and Neil Burkett who most of you don’t know yet but will get to know, our COO. Starting with the agenda on slide four, Jacques and I will be discussing our financial and operational result for the third quarter and for the year to date and Neil will then give you a brief update on the good progress we’re making with preparing for the Telewest transaction and at the conclusion of the presentation we will of course be very happy to take your questions. Now mindful of our regulatory obligations, I have to draw your attention to the safe harbour statements on slides two and three and remind you that some of the statements made today may be forward looking in nature and that actual results may vary significantly from these statements. I would also ask you to refer to our latest filings with the SEC for applicable risk factors. That done, let’s take a look at the operational highlights for the quarter on the next slide.

Now as we’ve said on previous occasions, 2004 was a year of restructuring and reorganisation in NTL in which we pretty much pulled the guts out of the company and put them back in a different order and as you can imagine, that was pretty disruptive and 2005 was always intended to be the year of operational improvement and it’s certainly proving to be so. The main aim of these improvements is to intensify the focus on the quality and value of customers with greater emphasis on RTU growth and triple play penetration and the principle improvements have been to change the commission structure and objectives for our sales forces, to reorient their efforts towards cross sell and up sell in addition to customer acquisition, to launch new bundles of marketing programmes that deliver more triples at the point of sale, to tighten our customer acquisition processes through stricter credit criteria and collecting more cash up front and to high grade our sales resources through increased training and performance management and I’m glad to say that we’re beginning to see the benefits of these changes in another quarter of improved operational metrics and I’ve no doubt at all, I have no doubt at all, that the financial numbers will follow where the operational figures lead.

Turning now to this quarter’s figures, RDU additions were up 7% to 6.3 million and on net they were up 4 ½ % to 6.1 million which gets us very close to two RDUs per customer and on net triples are up 21% year on year to 27.2% . We also delivered another record quarter of gross ads of just under 219,000, some 182,000 of which were on net and after the expected uptick (?) in churn due to seasonal house moves and student disconnects, net ads increased to just under 54,000, about 41,000 of which were on net. And last but certainly not least, broadband continued to grow very strongly with almost 166,000 new customers including close to 138,000 on net, representing annual growth of almost 47% to over 1.7 million subscribers and strengthening our standing as the largest residential and broadband provider in the UK and our broadband penetration now stands at almost 52%, up from 38% a year ago and up 4 points of Q2. Now with that summary which I think demonstrates that our focus on operational improvement this year is producing very strong results, I’d like to hand you over to Jacques to take you through the financial numbers, so Jacques.

Thank you Simon and let’s look at the slide seven, our total revenue in the third quarter was down slightly in comparison to the Euro () period and I’ll comment on it in more detail in a moment. OCF for Q3 increased to 34.5% from 34% in the previous quarter. During this quarter we saw the continuing shift toward a more favourable mix of higher margin broadband products offset by the adverse product mix in business. Although our opening cost was slightly higher than expected due to the product mix, SG&A continued to decline both against last year and sequentially. In addition, our cost line includes £1.8 million of cost incurred in preparing for the merger of, with Telewest without which our OCF margin would have been 34.8% instead of the reported number of 34.5%. Our last from continuing operation of £53.5 million improved from the loss of £77.4 million during the same period last year due 1) to the reduction in net interest expense partly offset by the adverse impact of exchange rate movements during the quarter. Finally net income showed a loss of £52.1 million versus the loss of £95.6 million. The improvement reflects the reduced loss from continuing operations and the loss in Q304 of 18.2 million related to discontinued operations.

Turning to our revenue summary for the quarter on slide eight, our total revenue was down about 3%. The decrease, as you can see, is due to a decline in our business division, which was impacted by the movement of the Virgin Net revenues to consumer and also lower telephony usage and the end of the Vodafone contract. For consumer as a whole, revenue was flat as the strong broadband performance was offset by lower telephony usage and few ATV customers. However, as Simon will discuss in a minute, the strong operating matrix point the way towards revenue growth in future periods.

Turning to our capital structure slide on slide nine, during the quarter we reduced further our bank facility in July and redeemed our $100 million floating rate note early in the quarter. At September 30th our net debt now stands at less than £1.5 billion and our total net debt to last 12 months OCF remains up 2.2 times.

On slide 10 we generated a free cash flow of £45 million from continuing operation during the quarter, this is up from £27 million in Q3 of last year and £24 million last quarter. It should be noted that in the last 12 months ending at the end of Q3, the company generated £152 million of free cash flow. Working capital was negatively impacted primarily by an increase in accounts receivable in the consumer division, the decrease in accounts payable due to the timely payment of a large invoice and the release of some accrued expenses, some related to our discontinued operations. For the full year we continue to expect working capital to have more of a neutral effect on our cash flow than last year. Now I’ll turn it back to Simon for a review of our operational performance.

Okay thank you Jacques, starting with RGU growth on slide 12, as I indicated earlier, RGUs continue to grow strongly with on net and total RDUs now standing at around 6.1 million and 6.3 million respectively, up 4.5% and 7% from a year ago. Reflecting our increased focus on RDUs, this is the second quarter of a strong RDU growth, with growth in the past six months up 6.4% over the same two-quarter period last year and the strongest growth continues to be in broadband. The year on year movement in TV and Telephony as explained by the data cleanse in the third and fourth quarters of last year which we’ve discussed on prior calls and which also conceals good performance particularly in telephony since then, I’ll say more about that later. Now looking at each of the three product areas in more detail, and starting with broadband, we now have just over 1.7 million broadband customers and retain our position and the UK’s largest consumer broadband provider. We added a total of 165,600 broadband RDUs in the quarter, representing year on year growth of 47% and within this total we added 137,700 on net broadband subscribers, representing 32% annual growth on net and as a result of this strong growth, we’re now increasing our guidance for on net growth in 2005 from 20-25%, which is where we steered you at the beginning of the year, to 25-30%, so it’s upping that guidance. And as previously disclosed, we’ll being deploying our 10 megabytes as standard products at the end of this quarter on schedule and the fact that some of our DSL competitors have announced that in response to our initiatives, they’ll be upgrading only some of their customers to only 8 megabytes, shows that the best they can do is to react later with slower speeds and even then for only part of their customer base. It’s clear that our network advantage means we can offer faster speeds to all our customers within a cost effective structure and we fully intend to exploit this opportunity and since broadband remains key to our future, we’re also continuing with our test of even higher speed products over both cable and DSL to ensure we maintain our competitive advantage in this critical area.

Moving onto telephony, total telephony RDUs now stand at nearly 2.7 million and as we’ve said previously, growing talk plan penetration is key to offsetting the impact of fixed to mobile substitution and it’s therefore particularly significant that the 41,000 talk plan additions this quarter took penetration up by 1.3% to 33.8%, so you’ll recall from our last quarter’s call that we said getting talk plan penetration up and getting talk plans going was going to be key and this is very good progress in this quarter. And it’s the second successive quarter of good talk plan growth and over the past two quarters together we’ve added 68,000 talk plan subscribers, again illustrating the impact of the operational improvements that we are making to concentrate on higher value customers.

Moving onto television, while broadband’s going like a train and telephony is rapidly improving its mix, television is the area which has furthest to go, however we are making good progress and the steps we’ve already taken this year, launching VOD and the select pack and enhancing our base pack, as well as the steps we’ll take next year, launching PVR and HDGV and beginning the migration of our remaining analogue customers to digital, all that will undoubtedly drive the television business forward in 2006. We launched the select pack towards the end of September which was clearly too late to impact the quarter’s figures, however the initial results since then have been encouraging, it retails at £5.50 but requires a £10.50 line rental for an overall value of £16, resulting in a dual play customer and no it’s very early days and you can’t read too much into these numbers, so far 40% of select pack customers are also taking three products, so it’s a good driver of triple play. Our VOD deployment’s continuing on plan and we remain on target to roll out the service to around 600,000 customers by the end of this year and to all the customer base by the second half of next.

Turning to customer growth on slide 16, our on net customers were up almost 3% year on year with 41,400 net ads, bringing on net customer penetration at the end of September to 39% and out total customer account including off net and the acquisition of Virgin was up 7%. I’ll talk more about our triple play performance later but the highlights are that we’ve seen very strong results from the number of customers taking all three services from us and triples are up 21% year on year and on net triple penetration are now over 27%.

Getting behind the net customer movement, it was driven principally by another record quarter for gross ads both on net and for consumer as a whole. Total gross ads were 218,600, crossing the 200,000 threshold for the second () quarter and on net ads were also strong coming in at 182,400 and I believe that these figures show that despite a high level of competitive activity, the inherent value in our products and bundles has real traction and continues to drive strong volumes, we are acutely aware that customers have an increasing number of service providers from which to select products and services but this customer growth demonstrates that NTL continues to be one of their top choices. The other driver of net ads is of course churn and the third quarter typically shows an uptake reflecting the impact of seasonal house moves and student disconnects, though it’s encouraging to note that even after the uptake, voluntary churn is below the level of last year. Involuntary churn was flat quarter on quarter but we expect to decline as our new customer acquisition and credit policies start to have an impact.

Almost finally, turning to ARPU on slide 19, ARPU was in line with guidance that it would be close to £39 and the quarter on quarter decline reflected several items, several of the same factors that we experienced last quarter. These were primarily reductions in Telco usage, reflecting continued fixed to mobile substitution and declines in revenue from premium rate call services from premium Sky packages, on both of which, as you know, we make either a nil or a very low margin. The impact of the ARPU decline on profitability was therefore only marginal. ARPU was also impacted by increased broadband penetration where ARPU is lower than the other two products. While negatively impacting ARPU in the short term, our rapidly growing base of broadband customers provides very fertile territory for cross sell which we are pursuing aggressively and which will benefit ARPU in future periods and for the fourth quarter we expect ARPU to remain at around current levels, perhaps showing a slight increase however in subsequent periods we expect ARPU to be back on a growth track as we focus, as I said in my introductory comments, on the quality and value of customers and the next slide helps explain why we are confident of that.

Following on from the last two slides of churn and ARPU, you should be encouraged by the development to triple play penetration that you see on this slide. Since, as you are aware, triple play customers have the lowest churn and highest ARPU, reflecting the increased focus on quality and value and the impact of the changes I summarised in my opening remarks, this data illustrates the tangible results of these efforts and during the quarter on net customer taking all three services rose to over 27%. Perhaps more significantly, customers taking triple play at the point of sale reached almost 19% in the quarter, nearly twice the level of a year ago, and almost 3% higher than in Q2, so we’re making very good progress in increasing the number of people taking triple play at the point of sale and we expect these trends to continue and to drive consequent improvements in both ARPU and churn.

Now on that note, before making a few concluding remarks and opening up to Q&A, I’d like to ask Neil Burkett, our COO, to give you an update on our preparations for the Telewest transaction which are preceding very well, so Neil over to you.

Thank you Simon and I though we might just kick off on slide 22 and start with out timeline and, as you can see from this timeline, we actually started this process some four months ago, in fact over four months ago, and over the five weeks that I’ve been on board, just 10-5 weeks, I’ve been very impressed with the state of the planning. As you can see, the previous three months prior to the deal being agreed involved a series of detailed planning processes which allowed us to have a robust and solid understanding of the synergies that we were capable of achieving but beyond that it also started to give us what we thought the roadmap would look like as we start the implementation. We’re now in the process about what we call our collaborative phase where both the NTL and the Telewest executives are engaged in agreeing the synergies and starting an overall blueprint development. We’ve held our top 150 executive workshops and launched the merger and we’ve also held the launch of our work stream leaders and I’ll talk a little bit about that shortly.

Onto slide 23, I just outlined our project structure which is () via a board committee which Jim Mooney our Chairman, Simon and () to be our deputy chairman will actually leave. We’ve established a steering group which is the senior executives of the merged entity and we now have a permanent full time merger office in place, albeit several months prior to completion. This is co-led by what will be the deputy CFO for the merged entity, Neil Smith, and the product-managing director for NTL () Weiss. The merger office is fully staffed and permanently staffed, they have a range of work streams, all work streams a co-sponsored by a Telewest and an NTL executive and we now have permanent work stream leaders working their way through not just developing and building on the synergies but also the overall work plan. And whilst I’m not in a position to take you through all of the detail, we actually have now work plans and project plans for the 87 projects that sit across the 13 work streams and support functions. Each of those projects is clearly scoped, it has defined outcomes, the synergies are identified and agreed between both parties and an understanding of how those synergies will be attained is already in place.

Now we’ve actually, on slide 25, come up with an analysis in the way in which we will classify our projects and this allows us to build the overall roadmap for implementation. As you can see, we have a range of programmes around our one day projects, day one projects should I say, clearly aligning the likes of address books, consolidating reporting, developing our organisational structure which will be in place on day one, are examples of day one projects. We then have a range of immediate operating and strategic projects, which are looking at our brand, aligning our compensation mechanisms etc. Now our top 20 synergies, which between them come to some 65% of the overall value, are then separately managed, these are absolutely critical and clearly are principally around our headcount synergies across the business and various deduplications. Our quick win synergies are those wins that would automatically flow within the first nine months of merger and an excess of 20% of our top 20 projects fall into this category. Our long term strategic and operating strategic projects are effectively our neighbours and whilst they do not contribute in themselves, a large degree of the overall value, the likes of single billing systems and aligned product roadmap are absolutely critical for our overall synergies of the programme.

We’re targeting a completion date of the 1st February but obviously this is subject to regulatory approval so today we’re concentrating on our overall project prioritisation, building the 87 projects together, our overall project planning and looking and analysing some of the key strategic issues. We have a major milestone at the end of this month where we will be evaluating the overall blueprint for the new organisation, finalising second tier organisational developments and finalising some of our day one planning. Moving to the final stage pre-completion, if we can be successful around the 1st February completion date where again we all refine our blueprint for the new organisation and work across our main programmes. We will in fact be able to start execution of some of the programmes prior to completion; Simon back to yourself.

Okay thanks very much Neil, I just wanted to give you all a flavour for the work that’s going on and give you some feel for the level of detail in which you’re going into and of course there’s a great deal more behind that. In his last slide Neil talked about the 1st February, we of course don’t know what’s going to happen on the regulatory process which is why we say this could take as long as six or seven months if it goes to stage two on regulatory, but if it only goes one stage on regulatory then completion around the end of January, beginning of February is a possibility and clearly therefore we are planning for that.

Before opening up for Q&A I’d just like to summarise our year to date performance for you. As I said in the beginning, our continuing strong focus on operational improvements is reflected in impressive growth, in growth in net additions and in RDUs both on net and total and is delivering better quality and more valuable customers through increased triple play penetration. Broadband continued its strong growth trajectory and our rapidly growing broadband customer base provides fertile ground for cross sell opportunities and we’re already demonstrating that our network advantage gives us a real competitive edge and this will become even more valuable as the market evolves towards more band width intensive applications. In telephony talk plan penetration continues to increase, further insulating us from the effects of fixed to mobile substitution and thereby protecting ARPU and while driving these improvements, our strong financial controls and concentration on cash management has delivered a good improvement in free cash flow generation which we expect to continue. Following last year’s restructuring, the fundamentals are now in place to deliver the ARPU growth and margin expansion that we know the business is capable of and finally, as Neil indicated, we’re making good progress in preparing for the Telewest transaction and are highly confident of delivering these synergies. That’s all I really wanted to say by way of introductory comments, thank you for your attention and we’ll now be happy to take your questions so operator please go ahead.

Questions and Answers

Romeo Reeves

Hi yes good afternoon guys, question on the ARPU, I hate to talk about this but can you give us a sense of when you see it () around and I guess last quarter we talked about seasonality with () primarily the culprit for the decline, still is that less usage obviously, can you give us a sense of what the different elements that contribute to the drop and when you start seeing an improvement in the ARPU here?

Yes sure, happy to, the thing that impacted ARPU this quarter was very much the same factors, as I said, fixed to mobile substitution, premium calls and Sky premiums, the same ones as affected it last quarter and again as I pointed out, two of the three of those don’t really impact the bottom line, the fixed to mobile substitution clearly does which is why we’re driving a talk plan penetration to insulate ourselves against that factor when we made good progress in the quarter. As I said, I think that the, that ARPU in the quarter, in the current quarter, will probably show a slight increase on the numbers that we’ve revealed for quarter three so we believe this is about the bottom and we are going through our budgeting process right now as we speak for 2005 but we are driving very hard on, as I said repeatedly in the presentation, around quality and value of customers therefore focusing efforts around, as we have been doing this year, around cross sell, around up sell, around triple play overall and at the point of sale at all of, those are the things which are the main drivers APRU growth and so what’s weakened our ARPU in the past nine months has been, as I said, fixed to mobile substitution, we’re on that case and it’s been the fact that we were under penetrated on triple play and we’re on that case as well. And this isn’t rocket science, I think if you pull the levers I get the results which is why I said in my introductory remarks that the financial numbers will follow where the operating metrics lead. Now there’s a lag in it because it just takes time for it to work through but it is working through and you should take confidence from the fact that you are seeing, that it’s good operating metrics and just as it did with Telewest a couple of years ago when they started on this journey following their restructuring in 2002 they started on this journey in 2003 and you saw a steady progression in their ARPU as a consequence. We did our restructuring in 2004 and we’re starting on the journey in 2005 that they began in 2003 and you should expect to see exactly the same kind of evolution in ARPU in NTL on a stand alone basis because it’s becoming from exactly the same levers that are being pulled around institutionalising triple play in the business and driving out things like talk plans which are not so users based then on top of that of course is to come the benefits of VOD, HDTV, PVR and so on which will show good benefits to TV ARPU during the course of next year.

Okay, focusing a little bit on broadband what did you do differently other than the 3 for 30 promotion, did you change any of your distribution point of sale, did you add more against a distribution point that () usage rather robust in quarterly visions?

No we didn’t make any fundamental changes like that, frankly we just marketed the hell out of the thing, it’s a great product, we’ve got a very strong position, I think the fact that we announced that we will be upgrading people next year to 10 megabytes and so take a product from us now and get an automatic upgrade path to 10 meg, there’s a very compelling proposition to consumers so I just think it’s a great product, it’s very competitive and we marketed the hell out of it and what we saw was, as a result of that marketing, is that actually our inbound call volume for people calling in and saying, you know, we like what we hear, can we have your broadband, it was really significant improvement in inbound calls, people responding to the marketing materials which drove it.

Great, just lastly on the success in upgrading your customers from, say, 3 for 30 to some of the higher packages, do you have any evidence at all of the, from the last, say, couple of quarters to representage of your customers that initially take 3 for 30 and will then, say 3 or 6 months, start, ()() successfully an agreement to higher packages or higher ARPU () of ()?

Yes I don’t have a specific data on that for you really; can I get back to you on that one?

Yes thank you.

Okay

Carry Hart

Good morning, a few questions, business revenue actually increased sequentially and I was wondering if you could give us a sense of what specific contracts are driving this growth and kind of where you see that business going forward and then in terms of broadband, I was wondering if you plan to continue to £9.99 per month broadband offer and then in terms of off net churn, it looks to be significantly higher than on net and I’m wondering why that might be and then also relating to off net, if NTL has any plans to get more aggressive with the off net opportunity? Especially in light of Sky’s recent ().

Okay good; let me take each one of those questions. First of all in business, I mean as you know, overall, well business has two major components to it, it’s got our retail business in it and our wholesale business in it and the wholesale business has a series of large lumpy contracts in it, that’s the nature of wholesale, which come to an end and wither get renewed or not renewed and sometimes if renewed on different terms and it’s been the impact of those wholesale contracts which have caused revenue decline in the business division this year and that’s just a feature of that side of the business. Where the growth is starting to come from in business telecoms is in the retail side where we have a very strong position in () and broadband for business and then just spend a moment on that, because I’ve said to you, not you directly but to the investment community as a whole, on several occasions in the past few months and I believe that actually our business division is uniquely well positioned to compete in certain areas, in growth areas, in this business and one is in broadband for small business where again our network, just as in consumer, gives us a unique competitive advantage and we haven’t taken full advantage of that yet but we’re starting to see the early signs of growth there and the others is in the internet. Just to give you a scale of our, sorry a sense of the scale of our advantage in internet, if I take the two companies, and this is assuming the deal goes ahead, take the two companies combined, NTL and Telewest, combined we have about 370 internet () around the country, I think BT has under 200 and no one else has anything close to what we have and that’s again to do with the distributor nature of our network, distributing nature of our fibre and the met net layer, metropolitan network fibre layers that both we and

Telewest are putting in and it’s actually that business which is starting to grow and we’ve recently got some good internet contracts from the private sector and from the public sector and I think that’s going to be, along with the broadband for small businesses, a significant driver of growth.

Coming onto what I think was your second question which was around broadband, we haven’t got that offer out any longer, it ran in, I think into the first week of October, but it was always planned to expire then so it’s not really going to have an impact in the current quarter. Nevertheless, as I said in my introductory remarks, we have still upped our guidance for full year broadband growth and 25% to 25, 30% so even without that we’re still confident of good broadband growth in the current quarter and I’m afraid I’ve not forgotten what your last question was because I didn’t write it down!

Okay I actually have a couple, just a follow up question on business and then the pricing, first the () on pricing, does that mean new customers are going to come on at 17.00? Isn’t that the standard?

Yes that 17.99 is the standard offer, I mean typically our () with, you know, all the other people, AOL, Tiscali, Wanadoo and so on, there tends to be a, sort of an offer which says something like 15.99 or 14.00 for three months, it’s that kind of thing so you have, so you know, we will have tactical offers like that around in the marketplace but they will be short term and for very modest discounts.

Okay and then in terms of the Internet business, I’m wondering how private and public companies and businesses are charge for that service?

Well they tend to be customised negotiations because you tend to put in a, deliver a service to them so we’ve charged them a fixed amount and if you think about what this means for the public and private sector, typically they’ve been taking lines from, 2 megabyte lines which are pretty expensive things to take and this is a very, very, very cost effective and attractive alternative for that so that’s why we see this as a great opportunity, so they’ll be charged on a fixed monthly basis, it won’t be usage related by and large.

Okay and then my last question related to offnet churn?

Yes, offnet churn is higher, it’s always been higher, I mean offnet is primarily Virgin, Virgin as you know actually doesn’t have an annual contract, it’s part of its marketing pitch to its consumers and that does result in higher churn. On the other hand, the growth coming in the top is pretty high and the Virgin model works. It’s a different model from the NTL model which is based on a 12 month contract, Virgin is based without a contract, does result in higher churn but if you look at the ratings that Virgin gets as an ISP it scores extremely high on customer service and it scores very high on network quality and so on, it just gets very good ratings. So although its churn is higher, it’s not as high as you would think it would be for a business without a contract.

Okay and then just on NTL’s plans for offnet?

Well we’ve talked in the past about there being, round about 250 I think, precisely we mentioned 265 of BT’s exchanges which were in areas contiguous to our HFS network which it could make sense to unbundled. I mean candidly we haven’t done a lot of that, in fact we’ve done virtually none of it since we talked about it and I think that’s frankly because we had a lot of other things to do including preparing for Telewest and so on and clearly the main focus of our network people over the next period is going to be on the integration of Telewest as well as doing things like rolling out VOD, RVR, HGTV and upgrading the broadband network just to carry the 10 meg and building the metnet network for business internet so a lot going on in our network area and you can only fit so much into a pint pot and so we depriorised our unbundling of BT’s exchanges in those areas because it just wasn’t the highest return use of our resources. We still think that in principle it’s a good idea that there are opportunities for us, as I say, primarily in areas contiguous to our network to offer people the triple play using DSL over BT’s network; whether we will actually go and unbundled those exchanges ourselves and put our own D slabs (?) in or given everybody is rushing in there to do that, whether we’ll frankly just take some on a wholesale basis from other people, we’ll decide on a case by case basis but overall I guess the measures that I’m sending you is, is our focus is primarily around on net at the moment plus Virgin, which is not an unbundling issue right now, so our main focus for our network resources around on net and the () implementation of the Telewest transaction.

Great thank you

You’re welcome.

Operator?

Thomas Eagan

Hi this is ()() on behalf of Thomas Eagan, I have two questions. First of all could you comment on why your RGU net ads have been so uneven in the quarter in that ()()() low phone and digital? And secondly your views on how the competitive environment has changed in the UK since the last call. Thanks.

Yes thank you, first, on the first point, you’re right, our telephony and TV ads were below I think what the market was expecting within TV I point out actually that it was driven by the decline in analogue which are the low ARPU set of customers but nevertheless, DTV adds on its own, although there was growth, it wasn’t quite as much as we wanted and the same is true of telephony and we need to continue to work hard on improving those services. I think the good news on telephony is that the main issue isn’t one of ads right now, it’s more one of changing the mix and the 41,000+ change talk plan ads in the quarter, 68,000 over two quarters, is a pretty good story so I think that on telephony the main thing is actually as around changing mix as opposed to growth, that’s true, we want to get more growth in there and in TV, as I said, it’s the one where we have furthest to go but if you consider what we’re doing in TV, starting from a complex set of platform issues but moving forward VOD moving forward with PVR and HDTV and so on next year but also in September this year having launched the select pack which was, you know, a gap in our portfolio. We were losing customers to freeview and we did not have an offering in place at the bottom end of the market. Telewest does, they have I think what they call their starter pack which is very similar to our select pack, it’s priced the same at £5.50 with a rather similar channel line up and I think that’s been one of the things which has intonated them against a freeview to some degree and kept their DTV ads up. We now have that same policy in place so I think that if, that although I’d accept your basic point that the ads are not quite where we’d like them to be, if you look at the actions that we’ve taken then I think we should see an improving picture and of course it was also unbalanced to some extent by just the tremendous success we had in broadband. The second part of your question was competitive environments, yes, I wouldn’t say radical change in the past quarter, I mean clearly there’s been an announcement in the past couple of weeks and I guess this may be behind your question of Sky buying Easynet and being talked about possibly buying Video Networks or Home Choice in addition. I guess our comment on that would be roughly as follows; one is I think, you know, it seems to be Sky acknowledging that the triple play is actually a key thing to have and I would simply point out that we are by far and away the most experienced people in executing on triple play in the UK we, I mean UK cable as a whole, and our network has by far the greatest capability of delivering that both in terms of interactivity and in terms of band width. Now as I constantly say, when asked about Sky, they’re a company for which I have enormous respect, they execute extremely well, they’re very effective and they should never be underestimated but they have rather an extremely successful business model based on singular focus, on satellite pay TV D to H (?) and they’ve done a great job and they’ve handles content in that extremely well as well. They are taking on something different here and they’re going to learn all about the issues of running a fixed line network, thinks called OSS and BSS and billing systems and triple play and return paths and it’s different, as I say, I don’t want to underestimate Sky and I’m quite sure that with their content, with their brand, with their marketing that they will have an impact but we’re not sort of trembling on our boots as a consequence, I think that it’s something we expected, I don’t think it’s going to fundamentally change the competitive landscape because they’re coming into a space which is already pretty competitive, you’ve got ourselves, you’ve got BT, you’ve got AOL, you’ve got Wanadoo, you’ve got Tiscali, you got a bunch of smaller players in there, you’ve got Carphone Warehouse, they’ve got a good brand name, they’re in there as well and they had their results announcement this morning in which they talked about their further push into broadband, I don’t think Sky is going to fundamentally change the competitive landscape.

Sure, thanks Simon, just as a follow up you said that changing the mix has fallen to more talk plans, if I understand this correctly it impacts the ARPU more than the actual ads, right?

Correct, yes

Okay, thanks

Benjamin Swinburn

Good morning guys how are you?

Very good Ben how are you?

Doing well, I’ll just limit myself to two questions, one I wanted to ask you on your opinion of the programming on Freeview, we had you foremove over there to that platform earlier in the year and I know Sky Three has been a recent () announcement; are you concerned at all that that product continues to improve and that that’s the pressure on the lower end, becomes a bigger and bigger issue for sort of video market share?

Okay well let me answer that one before you come up with your second; yes we’ve noticed that and I think when we talk, when we announce the Telewest transaction we said, and we sort of disclosed our strategic thoughts around their content division. I said then Ben that there were sort of, if you like, two competitive struggles going on in the multi channel TV landscape, one is between cable and satellite on pay but the other is between pay and free multi channels, namely freeview, and one of the reasons why we were hanging onto Flextech and wanted to have discussions not just with the BBC but with other basic tier channel () as well about putting together a bigger package of basic tier channels and, pay basic tier channels by the way, that’s key, pay basic tier channels, was precisely to make sure that there was a strong powerful grouping of basic tier channels which were not going to go over the Freeview. So you’re absolutely right to identify it as an issue and, you know, Channel Four seems to have made the strategic decision to go free, we’re seeing other people, channel Five, talking about moving towards Pay, we’re seeing ITV moving towards Pay so I think you’ll see broadcasters adopting mixed models and I think what we need to do is ensure that there is a very solid core of good quality basic tier channels which are firmly committed to Pay and that’s what we intend to do.

Okay that makes sense, and second question going back to everyone’s favourite topic on ARPU, if I just sort of think about 06 and the trends for each product, the TV mix will shift somewhat downward as you roll out the select product which I think makes a lot of sense as a product to roll out and on broadband you’ve got the 9.99 subs. I believe that those last for a year, that price point, it seems that most of the new customers are coming in at lower price points although that may change as you up the speeds. And then on voice, Telewest reports their voice ARPU and that’s been declining steadily over the last two years. I guess the assumption we should all make if we assume that 06 is a better ARPU year than 05, is that the penetration rate of new server, the RGUs per sub increases enough to offset sort of the specific product ARPU erosion across all three services.

Well first of all let me just say I don’t think this could be a specific product ARPU erosion across all three services and let me explain why; I mean I agree with you first of all on telephony, I mean because of the fixed to mobile substitution clearly we push against that by getting increased talk plan penetration but you know, there’s a pressure there on fixed to mobile substitution and so I agree with you, that would be trending down. In terms of broadband although you’re right the 9.99 has to run off, bear in mind we did not have 9.99 for the whole of the year by any means, we had it around () quarter one and quarter two then for one months in Q3 so it’s not as though you had a whole year of that to run off by any means and as far as TV is concerned, while you’re right the Select pack on its own would tend to bring TV ARPU down, bear in mind we also intend to start next year () migrating analogue TV customers to digital and in our case there’s about a £7 difference in ARPU between analogue TV and digital TV. Now there’ll be some churn in that, I understand that, but nevertheless, the impact of that on ARPU will be positive and then as we continue with the VOD, get that fully out and going, HDTV, PVR and so on, we actually see TV ARPU, product ARPU, moving up rather than down and not a lot but we see it moving up rather than down. So I wouldn’t () the characterisation they’re all kind of moving down but the, but you are right however to point out that the main driver of our ARPU improvement, just as it has been with Telewest, it’s going to be increasing the tripe play percentage, absolutely, that is the main driver.

Sure, and just as a (), I didn’t realised there was such a large delta, the £7, have you decided if you are going to go ahead and just roll people over to that new rate, sort of, you know, right away or is that something you try to do a little more gradually or

Well we are, we haven’t got the detailed plan yet because that’s part of the budgeting process that we’re going through but we will force migrate people, you know in order to do HDTV and to everything that we need to do and to free up capacity and so in the network, we have got to terminate the analogue service in due course. So we obviously try to do it in a way which is as customer friendly as possible and so yes, there will be offers and things like that to get people, so we might say ‘look, move over to DTV, these are your terms but by the way you get a deal for x months or here’s some break on telephony, have a discount on your talk plan or your discount, we will try to manage the migration in a way which is least offensive to customers as possible but we’ve got to do it and the end game will be higher ARPU, no question.

Great, thank you very much.

You’re welcome.

Maria Barkhoff

Hi, this is Josh Vegan standing in for RE8 (?). A few questions. First, we understand that you’ve approached the banks about potentially boosting your pro forma anticipated credit line from £3.3billion to somewhere north of that, are you looking to alleviate some pressure on the new bond offering? And along the same lines, have you, do you have an update as to how you feel about applying for a tax ruling, which would allow you to issue some of that debt at a more senior level, while avoiding some of the repatriation of capital issues. In terms of customer growth, so that maybe you could help us think about a more sustainable near term customer growth level on the one hand with your new credit metrics and customer quality initiatives and you know balanced of with some more promotional offers as well as enhancements such as video on demand, the pending PVR launch and you know, the boosts in high speed data downstream speeds.

Yeah, okay, well look I’ll ask Jacques to respond to your first two questions around the bank facility and the tax ruling and I’ll come back on some () targets.

Yes thank you Josh. I, we still in the market with the £3.3billion of syndicated loan facility. In fact, we are in primary syndication with the facility and we do not intend to increase it at this time. I hope that answers your first question and it seems that the syndication in fact is going very well. In terms of the tax ruling, we haven’t applied for the ruling yet as we continue to say I think hopefully we will have more news in our proxy, which we will file in a couple of weeks from now. The customer growth, you want to …

Yes, yes. Okay. The, as I, you know, said several times in the presentation Josh, you know, what we’ve been doing is re-prioritising or re-orienting the efforts of the sales force and the commission structures and are sort of marketing messages and so on more towards RGU growth and higher triple play penetration, a kind of better quality if you like and probably, not probably definitely, one of the consequences of that is, would be in 2006 a lower overall customer number but probably our higher RGU number and a higher ARPU number and the balance we need to get right is between keeping enough coming in at the top of the right quality customers and getting that balance right with focussing your efforts on cross sell and up sell. And, you know, we are adding at around, on net this is at the moment, around 40-45,000 a quarter with a wrap just under 20% triple play so let’s say that’s around 8,000 triple play customers a quarter being added, something like that. I don’t know what Telewest numbers are going to say but just to fair something like the relationship is the same as it was last quarter, they would be adding around about 10,000 this quarter, maybe a bit more, I don’t know but something like that 40% triple play, they’re adding 4,000 triple play customers a month so we’re actually, in terms of absolute numbers of triple play customers, we’re actually doing pretty well. What we’re also doing then is adding a lot of singles and duals and the question is are we adding too many of those and should we actually re-focus some of that sales effort around singles and duals into cross sell and up sell. I think it’s quite likely that we’ll do so and as a consequence of that I think that customer growth rates next year are likely to be below this year but the consequence of that will be that we will have higher triples at the point of sale, a better quality customer mix, and higher ARPU and lower churn. So, I think it will be moving towards a model, which I somewhere between where we are today and where Telewest is today.

Great thanks, just one follows on. With the ongoing transition from fixed to mobile telephony minutes, what’s your current thinking on potentially including mobile as part of the four product bundle and could you just update us on any ongoing initiatives, maybe how something could be structured if you do, if you do seek that kind of a structure?

Yeah, sure. Well as we’ve indicated before, I mean, we believe it is something, which would be, you know, good for our business and good for our customers and we’ve done quite a bit of work around this. I believe Telewest has done it as well, although I haven’t seen their work, and the work that we have done shows that certainly, and this is consumer research, a lot of consumer research, shows that consumers certainly value it, they value the quadruple play. And I guess what’s happened over, you know, with Nextel, Sprint and the Cable companies, the announcement yesterday, you know, shows that the same value is seen over in the States. So we’ve done a lot of research, quite specifically around what kind of value the consumer sees in it, what specific offers and so on, what packages they would be interested in and quite a lot of demographic research around that. So we’ve got no doubt at all that there is a consumer demand out there. The question is, is what’s the best way for us to access that and you look at the UK mobile market, I mean it is highly competitive and, you know, there are four major players plus, in the GSM space, plus Three in the 3G space plus a bunch of MBNO’s Virgin, Tesco, Carphone Warehouse and others and what’s the best way of getting into that space and that’s what we’re working on. We are very confident that we will certainly do one thing, which is to have one of these multimode handsets, which is both a WI-FI phone and either a 2G or 3G phone at the same time, so that you can have a single handset, preferred for doing WI-FI calls when you’re within your kind of home zone if you like and then roam to a 2G or 3G network when you’re out of the range of your WI-FI base station. We’ll definitely go down that route and we’ve been running tests with Motorola on that and those are still ongoing. Exactly how we then form a relationship with a network supplier, which clearly we’d need to do, is still under discussion.

Great and just one last follow on actually. Maybe a little premature to discuss this but post consolidation with Telewest could you just give us some colour on how you think about branding the new entity and how the business division would fit within the overall structure?

Okay, brand first of all. Again as you might imagine, in preparation for this we have done a huge amount of work around brand. Again a lot of research, we haven’t gone out and spent millions with expensive consultants but we’ve spent some money with good quality but inexpensive consultants and have very clear images of our brand, Telewest brand and we’ve run a whole bunch of, sort of, other names by them and so on. So we have some suggestions out there and some thoughts about the merits of sticking with one of the existing brands or moving to a new one and as I say we have specific proposals for what the new one could be. There are a number of options out there and that’s work that NTL did on it’s own, what we’re now doing I one of the work stream that Neil discussed earlier on, you see, the brand is down there as one of those work streams on slide 23, is working with Telewest to go through all that, get their learning, their experience and that, so it’s work in progress. Clearly we need to decide it before we close. We’ve got nothing to report on that at this stage. Going on to you second question around business, you know, what we said on business in the past is pretty much actually the same as we’ve said on flex text (?), sorry Telewest content division, which a minority stake in something larger could be more valuable than a majority or 100% stake of ownership of something smaller. And, you know, as the Cable and Wireless and Energis transaction, which as you know has just been approved by the competition authorities, as that transaction evidences there is need for consolidation in this sector for the reasons that I gave earlier, which is around the quality of our network, which is second to none, we believe that UK Cable has unique advantages to bring to other players in this industry and we are very open to, frankly we haven’t got time to do it right now but we are very open to discussions with third parties as to how our business division could be combined with others. We are not, sort of, wedded to 100% ownership or even majority ownership, what we are wedded to is making sure that any vehicle which resulted had a symbiotic and permanent relationship on our network because that’s where the value is created or a large part of the value is created but, you know, when we get time to do it we will pursue a variety of option around that, which I say could include joint venturing, minority share hold, a bunch of things which ensures that the value is created through the network link but we don’t have to be, we’re not precious about 100% ownership or even majority ownership.

Thank you.

You’re welcome.

Fred Coi – Credit Suisse, London

Hi, it’s Fred Coi from Credit Suisse in London. Just some clarification from a point which was raised earlier, can you just make clear that you are intending to keep with the capital structure, which you previously announced i.e. the £3.3billion bank loan facility and therefore by implication £1.8billion of high yield? Thanks very much.

Yeah, thank you for the question. Yes we’ve said that this is the structure that we’re going with that we have in fact in the market place today since we are in syndication for the 3.3billion. We also said that we maybe looking for a tax ruling to change that structure slightly and bring some more credit at the UK operating companies level and as I said before we haven’t filed that ruling yet but we are always, as you know, looking for cheaper ways of financing, so if we could do this we will do it and as I said before we will be filing our proxy this month and we may have more details in that proxy when we file.

Can you give us an idea, aside from I understand what you’re saying about the proxy, what’s your, what the probability is or the timing might be on potentially changing the structure as you’ve announced so far.

I don’t think that we have changed our mind from when we announced the transaction on October 3rd. It’s impossible to say today if we are going to file and when we are going to file and the probability that we receive the ruling is also something that we can’t tell, so I think it’s, I think we’ve given all the information that we can at this time. It’s really; we can’t give you more clarity on that.

That’s extremely helpful though, thank you.

You’re welcome.

Guy Lamming

Thanks. Hi Simon.

Hi Guy.

Two questions, if I may. The first one is, Simon, if I heard you right, earlier you said that you thought that Sky getting into the LLU market would not fundamentally change the competitive landscape for your business. Do you really believe that? I mean I would have thought it would be a fundamental change and really quite bad for most market participants because of the increased competition and pricing pressure that will come in to the market. That’s the first question, and then the second question is, and I apologise if you dealt with this earlier but could you give us some indication of most likely date or range of dates as to when you’re going to be sending out those big, fat filings with all the information in?

Yeah, I think on the second one we’ve said in a, you know, second half of November, mid-November, so a couple of weeks time probably would be the best guess on the filings of the proxy, which I assume your second question was about?

Yes that’s right.

Okay, in terms of Sky, I mean, as I said, never under estimate Sky, they are a formidable competitor, they have executed extremely well and all that kind of fun, so I agree with you, don’t under estimate them but just think of what they’ve got to do. They bought a business, which I think has not much more than 10,000 residential customers, it’s basically a B2B business and a wholesale business and a very good one, I’m not trying to criticise the business, perfectly good, perfectly good little business. They have to then go and build that into a very significant scale if they’re going to be successful business unbundled a 1,000 or so exchanges, put in place all the product offerings, pricing, billing and so on, learn the joys of running a fixed line network and so on, integrate that with what we all agree is a very, very good pay TV satellite product in a way which is good for the consumer and so on to get the benefits of dual or triple play and I guess all I’m saying is, is that that is a big task, not to be under estimated and it takes time.

Yes, I can see that Simon but sorry I should make it clear in that I can take all those points but given the fact that they’ve got a highly profitable pay TV business, they’re good at executing and they’re likely, therefore, to come in on price and drive down the price of telephony and the price of broadband, so evidently you say is it may well be true but don’t you just think it’s bad news for everyone that you’ve got this big powerful company coming in likely to compete on price and don’t you think that’ll put downward pressure on the core elements of broadband and telephony?

Well, you know, they’ve got to spend a fair bit of money on this, they’ve got to get a return on that capital and, you know, they are going to have to, they’re going to be doing it over BT’s network, so they are going to have a relatively high level of OPEX in comparison with ourselves, well sorry not OFEX, cost of sales in comparison with ourselves but also OPEX as well. So, I mean, they’re economically rational and I don’t know to what extent they’re just going to want to take on large volumes of low margin business, you know, to what end. So, there’s all of that but the points you make could be equally well made about the announcement, you know, a couple of months ago of Orange and Wanadoo, where they’re going to re-brand Wanadoo as Orange and try and do the quadruple play and, you know, Wanadoo with it’s live box already in the broadband space, you know, number two or three, well three or four in broadband in he UK, well ahead of where Sky is and Sky has got a whole bunch of quite powerful competitors that it needs to take and, you know, you’ve seen that we have grown broadband 47% year on year, right, that is a huge growth rate and that carries on for a while, you’ve got to ask, you know, whether they’re actually, they’re not too late but whether they’re actually getting into it quite late into the game. To then…

I take all that Simon, but the really the specific question is do you think that Sky entering the market increases the downward pressure on pricing on connectivity and on telephony. I understand and agree with many of the points that you make but I’d have just thought that them coming into the market from my limited understanding has got to put or is most likely to put downward pressure and it seems that you’re saying that that’s not the case. Is that right?

What I’m saying is that I don’t expect it to be any more the case than Carphone Warehouse coming in, the network Orange coming, than… It’ll make, of course I won’t say it won’t make no difference, right? It’s another competitor, another competitor always makes some difference but I don’t think it is a landscape-changing event.

I see, listen thanks a lot for that.

You’re welcome.

Phillip Guest

Afternoon Gentleman, actually most of my questions have been asked but just one thing, regarding football rights, Simon, we talked about it briefly before, if only 20%, if Sky were to get 80% of the rights, which as I say is only a possibility at the moment, would you still be interested in bidding just for the 20% that were left over if that were the case?

I think that the way that it’s structured would be let’s say, sort of, 5 packages or 6 packages and one party, say Sky could bid for all except one, I think what would be in the regulators mind in coming up with that kind of a structure would be to leave the last package for a free to air thing. I think that’s what they would have in their mind, doesn’t mean it has to go to free to air but it’s probably the kind of package that’s suitable for free to air and, you know, we’re not a free to air company and we’ve consistently said that in order for us to be really interested in this thing it needs to, we need to be able to access pubs and clubs economics and that means having around half the games not just in terms of quantity but in terms of quality. So, I’m not making, you know, sort of completely definitive and binding statements at this stage but I think it’s, you know, pretty unlikely that we’d be interested in that kind of a package, won’t rule it out entirely but I think it’s pretty unlikely. We’ve been very clear that we think that the rules should be changed to allow other people to access the pubs and clubs economics having allowing Sky to go in for 80% would not do that.

Thanks for that Simon, thank you.

Okay.

Jo Borman

Thank you. Hi Simon.

Hi

I just have a couple of questions please, I don’t want to tread all over the fun you had with Guy but I guess if you look at your on net telephony RGU’s take a £10.50 per month, de-VAT it and so on, in terms of your on net revenue you could be looking at around, sort of, 20% maybe slightly below and I don’t want to particularly talk about

Sky but most of the un bundlers we’ve seen across Europe have competed on the basis of cheap or free line rental and in that sense rather than aggressor all your probably incumbents so I just wondered how you would think about perhaps defending your position where you are trying to charge £10.50 in a market that’s kind of falling out from underneath that in terms of monthly pricing. The second question was on ARPU and I take your points about the sort of continuing pressures on ARPU but if you look at revenue per RGU an the rate of decline year on year for each of the quarters, the rate of decline markedly accelerated this month, sorry this quarter, so assuming the pressures were the same it implies that you cut price across he board in effective terms. So if that’s the case are you actually happy with where on net net ads come out?

Well, if I could deal with your first question first. I mean I think we all recognise that voice over broadband or VoiP is a trend that is coming into business, we have to do two things to work against that. One is in our voice business, telephony business is to move increasingly to talk plans which don’t have a line rental element in it and just offer people good value in talk plan package and so that’s I think specifically what we do within telephony. The other area, of course, is to build our broadband business as rapidly as we can and launch a VoiP product and we will be launching a consumer VoiP product in the course of next year and so get our share of that business as well. But we recognise that although if anything VoiP is going to come over night or anything like it, these technologies you know always take longer to grow than technology purely would permit. We recognise that the VoiP or voice over broadband is coming and we will be launching our own VoiP consumer products as I say next year.

Sorry Simon, I think…

I think our strong position in broadband actually gives us a, you know, a great base from which to do that, so we’re not sort of sitting there, you know, whistling in the wind, while other people come and launch VoiP we are, you know taking steps as I say to protect the existing business, the existing traditional telephony business and taking steps to launch our own () business ourselves. On your second question I think there’s a main driver of what you point out, I think I didn’t mention it in the presentation when I talked about the impact that broadband was having on ARPU in the near term, yes absolutely, I think if you go out there and add a large chunk of broadband customers at a low initial ARPU then clearly that is going to have a diluted effect on your ARPU and it’s one of the factors I gave for explaining the ARPU evolution in the quarter. I think what we have to do, and I think I make the point, is to make sure we exploit that fertile ground, that customer base, for cross selling and upselling. If you go back a few years in NTL’s history then the equivalent of broadband today was telephony and the old parts of NTL really built their business around telephony and you had a lot of telephony singles. What happened subsequently was cross sell and upsell of those telephony customers, what we now need to do is to take those broadband customers and cross sell and upsell them and that’s what we intend to do and that’s why I talked earlier on in response to an earlier question about much greater focus in 2006 on cross sell and upsell and RGUs per customer so I think if things, if all we did is what you’ve seen us do and we then didn’t do anything about it I think you’d be absolutely right but that’s not the plan, the plan is to aggressively cross sell and upsell those customers and you’ve seen the effects on that already this year, 147,000 extra triple play customers versus the same period last year so we are being successful in that.

Sorry if I could just come back on the first one in particular, I guess I was specifically not to talk about voice because that’s not necessarily where the () are competing, it’s more about the access charges so given the rebalancing we’re seen in the UK over the last few years, it’s really the way you can say that consumer money is to massively cut their access fee so I guess it wasn’t so much about voice, it was how much you’re trying to get per month before you make a call.

Okay I’m sorry I misunderstood your question there.

So it’s really the bit I guess that I would sort of, if I was you I’d sort of worry about it for a little bit, it’s going ‘okay if the market price at the moment is 10.50, BT puts that up next year to 11’, can we really follow suit given that most unbundlers would seem to try and match a broadband price and then undercut on line rental.

No I understand your point but again, to some extent, the answer is the same one although I was answering a different question which is talk plan penetration, we have just got to move people as quickly as we can onto talk plans which represent very good value and that’s what we’re doing.

And sorry just to come back on the other one as well, again I take your point on broadband dilution but given the, if we look over the last few quarters, given the size of your broadband net ads does that really explain the marked acceleration in the rates of RGU per, sorry revenue per RGU decline? I mean it did look to me as if you were trying to cut pricing aggressively in the quarter.

No not true, we actually put some prices up for some products in the quarter and we’ll be continuing to do so except for the broadband offer which I don’t call a price cut, I mean it’s an offer, () offer, there have been no price cuts, I mean we adjust our prices competitively to the marketplace but we put TV prices up, we put line rental up when BT did so we have not been out cutting prices in order to acquire customers, we simply haven’t been doing that. If you look at our list prices and then look at the offers that we have on, there is just simply no evidence of that, we haven’t done that, it’s not part of our plan, it’s not something we intend to do so I think what explains it, the RGU, is, well is some of the things I talked about, there was around, the fixed to mobile substitution and so on, that in itself has an impact on ARPU, RGU obviously, then it’s the mix, not price cutting.

Okay thank you.

Isaac ()

Yes hi, just, can you tell me the 1.8 billion bond, you said that’s going to be, is that going to be bridged until the acquisition’s closed or is there a () to do it immediately?

No there’s, well there’s a commitment today of the 1.8 until closing because obviously we did not need the money until the close. If we were not to finance that commitment in the bond market right away, we would take down the bridge and then refinance in the bond market.

Okay and in terms of the tax ruling, irrespective of how that plays out, there is no contemplation of greater than the existing amount that’s being discussed at the NTL investment holdings level, right? At that level we’re talking about the 3.3 that’s in the () right now.

Yes, if the tax ruling were to happen and if we were to receive the ruling that we would like to receive, yes that 3.3 will go up.

That’s at the NTL investment holdings level, that’s structurally senior to the existing NTL bonds?

That’s correct.

Okay so you have actually two or three different scenarios, right? You have a scenario where you have entirely 1.8 billion of sub debt then you have a scenario where there is existing () that will be greater than what you’re talking about right now and then you have also the scenario where you have ()() debt to the senior () holders that’s going to go up.

Yes well I mean it’s pretty hard to tell exactly what the amount of senior credit facility that would be in the second scenario but today is the, 3.3 is 2 ½ times leverage so obviously you can increase the leverage at the UK operating company, the NTLAIH as you call it, but you don’t know to what extent obviously but certainly 2-3 ½ times for sure and maybe higher, yes.

Okay so I mean you can’t give us a split in terms of how much, I mean how much is the, I guess if you’re talking to the banks right now, how much have you indicated as the potential additional debt at the NTL holdings level?

We have given an indication of 1.2 on top of the 3.3 at this time.

Okay and just to clarify, that 1.2 would come ahead of the NTL, existing NTL bonds that () and to NTL plc so that would be incremental potential 600 million that you could find () to that, is that the correct understanding?

That’s correct.

Okay and then finally I guess, and I presume this is in your documents but maybe you can clarify to me, you have in your structure payments task a basket that will allow for the funding of, in the bonds to get money out behind the bonds that are in place today?

You mean to pay for the interest payment on the 1.8 billion?

Exactly.

Yes that’s right.

Can you quantify that, what your limitation is there?

No, I mean there is limitation but we have enough room to pay for the interest payments here.

Okay and sorry last thing, I think you may have articulated earlier but can you give us again the timing on the closing? I know you’re waiting for approval from the regulator.

I think we’ve said last month that you can count on six months from the date we announced, as Simon said a few minutes ago, it could be between January and March 30th, it could also be a little later depending on the approvals that we get so I don’t know if you want to add anything to that?

I mean it really is hard to predict because if it doesn’t go to a second stage of competition it will depend on the SEC process and shareholder vote and so on which we think will be sometime in January therefore a close around the end of January which is why we are planning to have all the implementation plans ready by the end of January, be ready to move then, if it goes to a second stage there, that’s an indeterminable length of time, typically around three months which is why it can take you to end of March early April but these things are hard to predict.

Okay and not to go, sorry last thing, not to go into US tax law but is it fair to assume that there’s been nothing in that has changed over the last year with regards to the tax regime that’s causing you to file this application? You would have known this well in advance of actually, well in advance of the merger; I mean this is something that would have been anticipated, right?

No there’s nothing that came up in the last year, no.

Okay

Right, but I understand what you mean about () in advance, I mean Jacques is right to say that nothing has changed in the tax regulations, a year ago we weren’t thinking financing plans for acquiring Telewest.

Well I mean your documents which were structured a year ago and the bonds that went out were quite explicit in terms of structuring a deal potentially with the potential mergers so I think pretty much investors, and certainly a lot of the analysts, thought that there was a structuring going on in the anticipation of the merger, is that fair to say? I mean

Well I think the big component is also that you pay for a merger in cash or in stock obviously and so I don’t think you could contemplate everything, I mean as you can tell, it was contemplated in the senior credit facility that the two company would merge but even the total debt that one company could assume was not the same amount that was outstanding on the other company so you can image it’s very hard to predict.

I mean mix the consideration between cash and shares and all those sorts of things I mean weren’t even on the table a year ago.

Okay well thanks very much.

I think we’ve probably got time for about one more question.

Ted Darack – Schroeders, London

Yes just to kind of, sorry to keep pushing this point but to follow up on the structuring question, I’m just curious why is no decision being made as to if you’re even going to file, I mean what are you waiting for to get more clarity? It’s been quite a long amount of time since the deal was announced, it just seems strange that no decision even on whether you’re going to file that claim or not has been made.

I promise you that a lot of people have been working on it every day for the last few months; we are pretty close to making an offer.

Are you just waiting to see if it’s something that’s even worth the trouble or are you waiting to get some sort of, is there some sort of event that you’re waiting to complete?

No not at all, no, it’s just work in progress and there’s really nothing behind it besides that, no.

Okay thank you.

Closing Comments

Okay thank you operator and thank you everybody else for participating in the call, thank you for the good series of questions. Again the summary points I make in conclusion is that all the operational changes that we are putting in place this year to deliver higher triple play, higher growth in RGUs, improved quality and value of customers we believe are beginning to pay off and as I said in my introductory remarks, where the operating metrics and operating figures lead, the financial ones will follow so we think it’s a strong quarter of operating performance and we think it’ll be followed by subsequent quarters a good financial performance. Look forward to continuing our dialogue and thank you for participating in the call, thanks.

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